Mail Stop 4561

April 28, 2006

By U.S. Mail and Facsimile to (205) 307-4122

Mr. Alton E. Yother
Executive Vice President and Controller
AmSouth Bancorporation
AmSouth Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

> **Re: AmSouth Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-07476**

Dear Mr. Yother:

We have reviewed your response dated April 10, 2006, and have the following comments. In our comments we are requesting you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to prior comment 1 and tell us why you believe the case referenced in that comment rose to the level of the reporting requirements for Form 10-Q and why you believe it did not rise to level of the reporting requirements of Form 10-K. Also, please provide us a schedule of all outstanding litigation, including a roll forward of any amounts accrued on a case by case basis.

Note 19-Derivative Financial Agreements, page 114

2.   Please refer to prior comment 5. In regards to Issuance 1 of your subordinated debt, we note in your response that you have determined the 6.45% subordinated debt to have an "effective maturity date" of February 1, 2008, which appears to contradict your disclosure in your 10-K on page 97, which presents this debt as having a maturity date of 2018. We also note your disclosure on page 98 of your Form 10-K that the embedded put and call options "could require AmSouth to repurchase the notes at face value, and if they are not repurchased the interest rate on the notes will reset," which appears to indicate the existence of a prepayment feature. Please tell us how you considered the guidance in DIG Issue E4 in determining that the apparent difference in maturity dates of the swap and the hedged debt permit you to apply shortcut accounting. Also, tell us how you have considered DIG Issue E6 in evaluating the existence of a prepayment option.

3.   Please refer to prior comment 5. We note that the 4.85% subordinated debt has a maturity date that differs from the swap maturity dates. Please tell us how you considered the guidance in DIG Issue E4 in determining that the difference in maturity dates of the swap and the hedged debt permit you to apply shortcut accounting.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter with your responses to our comments and any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant